UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Pulmonx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

745848101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745848101	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boston Scientific Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,988,106
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,988,106
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,988,106
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8% (1) Based on 35,668,953 shares of Common Stock outstanding, as reported in the Form 10-Q filed by the Issuer on November 13, 2020.
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 745848101	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Pulmonx Corporation

(b)	Address of Issuer’s Principal Executive Offices:

700 Chesapeake Dr, Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing:

Boston Scientific Corporation

(b)	Address of Principal Business Office or, if none, Residence:

300 Boston Scientific Way, Marlborough, Massachusetts, 01752-1234

(c)	Citizenship:

Delaware corporation

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

745848101

Item 3.

Not applicable.

Item 4.	Ownership.

See Cover Page Items 5-11.

The approximate percentage of Common Stock reported as beneficially owned by the Reporting Person is based upon 35,668,953 Common Stock outstanding as reported in the Form 10-Q filed by the Issuer on November 13, 2020.

CUSIP No. 745848101	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 745848101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2021

BOSTON SCIENTIFIC CORPORATION By:
/s/ Vance R. Brown
Signature

Vice President and Chief Corporate Counsel
Name/Title